

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

John H. Ruiz
Chief Executive Officer
MSP Recovery, Inc.
2701 Le Jeune Road, Floor 10
Coral Gables, FL 33134

**Re: MSP Recovery, Inc.
Amendment No. 1 to Registration Statement on Form S-1
January 20, 2023
File No. 333-268616**

Dear John H. Ruiz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

Amendment No. 2 for Form S-1

Beneficial Ownership of Securities, page 107

1. Please refer to prior comment 4 and disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and its affiliates. We note your response that you are unaware of any natural person(s) that holds voting and/or investment power over the shares that will be held by Brickell Key Investments LP and its affiliates. Given that you entered into a Claim Proceeds Investment Agreement and a Warrant Agreement with Brickell Key Investments LP in 2019 and 2022 and appear to have a material relationship with Brickell Key Investments LP, please tell us why you are are unable to disclose the natural person(s) that hold voting and/or investment power over the shares.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam Buehler, Esq.